EXHIBIT 99.1

STEALTHGAS INC. Reports Fourth Quarter and Twelve Months 2011 Financial and Operating Results

ATHENS, Greece, Feb. 23, 2012 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2011.

Fourth Quarter 2011 Results:

  Voyage revenues for the three months ended December 31, 2011, amounted to $28.9 million, a decrease of $0.2 million, or 0.7%, compared to voyage revenues of $29.1 million for the three months ended December 31, 2010.
  Voyage expenses and vessels' operating expenses for the three months ended December 31, 2011 were $4.7 million and $7.8 million, respectively, compared to $4.1 million and $9.7 million for the three months ended December 31, 2010. The increase of voyage expenses was due primarily to higher fuel costs for our vessels under spot charters. The decrease in vessels' operating expenses was due primarily to the higher number of vessels operating under bareboat charters in the 2011 period.
  Net income for the three months ended December 31, 2011 was $4.4 million, or $0.22 per share, an increase of $0.1 million, from net income of $4.3 million, or $0.21 per share for the three months ended December 31, 2010.
  Included in the fourth quarter results are net losses from interest rate and foreign exchange derivatives instruments of $0.2 million. This amount includes $1.2 million or $0.06 per share, of interest paid on recurring interest rate swap arrangements. Excluding non- recurring items, adjusted net income was $3.4 million or $0.17 per share compared to $2.4 million or $0.11 per share for the same period last year.
  Adjusted EBITDA for the three months ended December 31, 2011 amounted to $12.6 million. A reconciliation of adjusted EBITDA to Net Income is set forth below.

An average of 37 vessels were owned by the Company in the three months ended December 31, 2011, earning an average time-charter equivalent rate of approximately $7,404 per day as compared to 38 vessels, earning an average time-charter equivalent rate of $7,195 per day for the same period of 2010.

Twelve Months 2011 Results

  Voyage revenues for the twelve months ended December 31, 2011, amounted to $118.3 million an increase of $6.9 million, or 6.2%, from voyage revenues of $111.4 million for the twelve months ended December 31, 2010.
  Voyage expenses for the twelve months ended December 31, 2011 amounted to $17.8 million, an increase of $4.1 million, or 29.9%, from $13.7 million for the twelve months ended December 31, 2010. The increase in voyage expenses during the year was due to the increased activity of our vessels operating in the spot market and higher fuel costs. Vessels' operating expenses for the twelve months ended December 31, 2011 amounted to $36.6 million, a decrease of $1.7 million, or 4.4%, from operating expenses of $38.3 million for the twelve months ended December 31, 2010. The decrease in operating expenses during the year was primarily due to the increase in the number of vessel under bareboat charters.
  Net income for the twelve months ended December 31, 2011 was $8.5 million or $0.41 per share, a decrease of $2.6 million, from net income of $11.1 million, or $0.51 per share, for the twelve months ended December 31, 2010.
  Included in the twelve months ended December 31, 2011 results are losses incurred on interest rate and foreign exchange derivatives instruments of $2.9 million. This amount includes $5.5 million or $0.26 per share, on interest paid on recurring interest rate swap arrangements. The Company also realized a $5.7 million loss on sale of vessels. Excluding non-recurring items, adjusted net income was $11.6 million or $0.56 per share compared to $8.4 million or $0.39 per share for the twelve months ended December 31, 2010.
  Adjusted EBITDA for the twelve months ended December 31, 2011 amounted to $47.6 million. A reconciliation of adjusted EBITDA to Net Income is set forth below.

An average of 37.6 vessels were owned by the Company in the twelve months ended December 31, 2011, earning an average time-charter equivalent rate of approximately $7,514 per day as compared to 38.6 vessels, earning an average time-charter equivalent rate of $7,064 per day for the same period in 2010.

CEO Harry Vafias commented

We are pleased to announce another profitable quarter for the Company. Our financial and operational results have strengthened compared to the previous quarter and the same quarter of last year, reflective of the recovery in the LPG shipping market. As expected we have seen chartering activity pick up during the winter months. Our strategic focus on this niche LPG segment has allowed us to report solid results in contrast to the continued weakness in most shipping segments. Our adjusted net income for the fourth quarter was $3.4 million compared to $2.4 million for the same period last year, while for the twelve month period our adjusted net income was $11.6 million compared to last year's $8.4 million.

Voyage revenues for the fourth quarter were at similar levels to last year even though we had one less vessel in the fleet and five of our vessels were deployed on bareboat charters instead of time or voyage charters. As a result of the bareboat charters, which produce less revenues but also incur less expenses, we managed to decrease our operating expenses in the quarter by close to $2 million compared to last year.

During the fourth quarter we concluded a number of new charters for our vessels. In addition to the nine previously announced charters, we also extended the charters on the Lyne and Sir Ivor for an additional year. As a result the forward coverage of our revenues has increased to 75% for 2012 and 40% for 2013. We will continue to seek opportunities to profitably employ our vessels on long term charters and if such opportunities arise with respect to bareboat charters this could result in us being treated as a passive foreign investment company for US federal income tax purposes for 2012 or in subsequent years.

In terms of sale and purchase activity we sold the smallest vessel in our fleet, the 1,320cbm Gas Tiny, which was delivered to the buyers in January 2012. That same month we also took delivery on schedule from the shipyard of the 7,500cbm Gas Husky that we employed on a five year charter. Finally, we recently agreed to sell the 5,000cbm Gas Kalogeros to a third party. As with the sale of the Gas Tiny, we anticipate recognizing a gain from the sale of the Gas Kalogeros. We still have one newbuilding vessel to take delivery of, the 7,500cbm Gas Esco in order to conclude our newbuilding program. We have already arranged for financing and we are currently evaluating employment opportunities for this vessel. With the sale of older vessels over the past couple of years we have improved our cash position. We are now in a position to expand and renew our fleet and will be looking at opportunities for modern vessels.

Finally, I would like to remark that while we have a solid balance sheet, moderate leverage and circa $50 million in cash as of today, our market capitalization continues to be below $100 million.

Conference Call details:

On February 23, 2012 at 11:00 am ET, the Company's management will host a conference call to discuss the results and the Company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1877 213 2455 (US Toll Free Dial In) or 0800 073 8917 (UK Toll Free Dial In).

In case of any problems with the above numbers, please dial +01 631 510 7498 (US Toll Dial In), or +44 (0)1452 551 089 (Standard International Dial In). Please quote "53229696".

A telephonic replay of the conference call will be available until March 2, 2012 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 5500 00 (Standard International Dial In). Access Code: 53229696#

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the LPG sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 33 LPG carriers with a total capacity of 159,268 cbm, three medium range (M.R.) product tankers and one Aframax oil tanker. The Company has also entered into agreement to acquire a new building LPG carrier with expected delivery in May 2012 and to sell one LPG carrier. Once this acquisition and the sale are completed, STEALTHGAS INC 's fleet will be composed of 33LPG carriers with a total capacity of 161,768 cbm, three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC's shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Fleet Data:

The following key indicators highlight the Company's operating performance during the fourth quarters and twelve months ended December 31, 2010 and December 31, 2011.

FLEET DATA	Q4 2010	Q4 2011	12M 2010	12M 2011
Average number of vessels (1)	38.0	37.0	38.6	37.6
Period end number of vessels in fleet	38	37	38	37
Total calendar days for fleet (2)	3,496	3,404	14,075	13,716
Total voyage days for fleet (3)	3,470	3,262	13,835	13,368
Fleet utilization (4)	99.3%	95.8%	98.3%	97.5%
Total charter days for fleet (5)	2,605	2,647	10,327	10,455
Total spot market days for fleet (6)	865	615	3,508	2,913
Fleet operational utilization (7)	92.2%	90.5%	87.3%	89.7%

AVERAGE DAILY RESULTS	Q4 2010	Q4 2011	12M 2010	12M 2011
Time Charter Equivalent – TCE (8)	$7,195	$7,404	$7,064	$7,514
Vessel operating expenses (9)	2,781	2,281	2,724	2,665
Management fees	379	319	368	347
General and administrative expenses	235	198	215	193
Total operating expenses (10)	3,016	2,479	2,939	2,858

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

9) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

10) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before (gain)/loss on sale of assets, loss on derivatives excluding swap interest paid and non-cash exchange difference. EBITDA, adjusted EBITDA and adjusted net income are not recognized measurements under US GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis upon which we assess our financial performance, assist in comparability of our performance from period to period and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve Months Period Ended December 31st,
	2010	2011	2010	2011
Net Income - Adjusted Net Income
Net income	4,343,326	4,445,791	11,093,191	8,549,791
Loss on derivatives	6,342	170,568	6,071,638	2,931,404
Less swap interest paid	(1,316,112)	(1,178,630)	(6,087,631)	(5,497,478)
(Gain)/loss on sale of vessels, net	--	--	(960,696)	5,654,178
Unrealized exchange (gain)/loss	(610,797)	308	(1,690,528)	(6,868)
Adjusted Net Income	2,422,759	3,438,037	8,425,974	11,631,027

EBITDA - Adjusted EBITDA
Net income	4,343,326	4,445,791	11,093,191	8,549,791
Plus interest and finance costs	1,997,220	2,239,728	7,672,848	8,510,516
Less interest income	(15,286)	(44,327)	(315,517)	(83,059)
Plus depreciation	6,906,772	6,973,119	26,624,098	27,562,120
EBITDA	13,232,032	13,614,311	45,074,620	44,539,368

Adjusted Net Income	2,422,759	3,438,037	8,425,974	11,631,027
Plus interest and finance costs	1,997,220	2,239,728	7,672,848	8,510,516
Less interest income	(15,286)	(44,327)	(315,517)	(83,059)
Plus depreciation	6,906,772	6,973,119	26,624,098	27,562,120
ADJUSTED EBITDA	11,311,465	12,606,557	42,407,403	47,620,604

EPS - Adjusted EPS
Net income	4,343,326	4,445,791	11,093,191	8,549,791
Adjusted net income	2,422,759	3,438,037	8,425,974	11,631,027
Weighted average number of shares	21,088,608	20,552,568	21,539,331	20,909,154
EPS	0.21	0.22	0.51	0.41
Adjusted EPS	0.11	0.17	0.39	0.56

StealthGas Inc.
Unaudited Statements of Income
(Expressed in United States Dollars, except number of shares)

	Quarters Ended December 31,		Twelve Month Periods Ended December 31,
	2010	2011	2010	2011

Revenues
Voyage revenues	29,055,589	28,884,313	111,409,623	118,280,752

Expenses
Voyage expenses	4,089,801	4,733,157	13,680,008	17,829,220
Vessels' operating expenses	9,722,266	7,766,222	38,338,063	36,558,153
Dry-docking costs	371,794	867,692	2,716,378	3,443,491
Management fees	1,326,245	1,087,000	5,184,055	4,760,865
General and administrative expenses	821,230	673,153	3,031,491	2,646,418
Depreciation	6,906,772	6,973,119	26,624,098	27,562,120
Charter termination fees	--	--	(228,000)	--
Net (gain)/loss on sale of vessels	--	--	(960,696)	5,654,178
Total expenses	23,238,108	22,100,343	88,385,397	98,454,445

Income from operations	5,817,481	6,783,970	23,024,226	19,826,307

Other income/(expenses)
Interest and finance costs	(1,997,220)	(2,239,728)	(7,672,848)	(8,510,516)
Loss on derivatives	(6,342)	(170,568)	(6,071,638)	(2,931,404)
Interest income	15,286	44,327	315,517	83,059
Foreign exchange gain	514,121	27,790	1,497,934	82,345
Other expenses, net	(1,474,155)	(2,338,179)	(11,931,035)	(11,276,516)

Net income	4,343,326	4,445,791	11,093,191	8,549,791

Earnings per share
- Basic	0.21	0.22	0.51	0.41
- Diluted	0.21	0.22	0.51	0.41
Weighted average number of shares
-Basic	21,088,608	20,552,568	21,539,331	20,909,154
-Diluted	21,101,882	20,552,568	21,539,331	20,909,154

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)

	December 31,
	2010	2011

Assets
Current assets
Cash and cash equivalents	29,797,095	45,539,303
Trade and other receivables	2,414,008	1,545,658
Claims receivable	396,395	516,403
Inventories	1,840,092	2,416,108
Advances and prepayments	777,126	628,623
Restricted cash	4,495,198	4,954,363
Vessels held for sale	--	921,285
Fair value of derivatives	5,407,633	--
Total current assets	45,127,547	56,521,743

Non current assets
Advances for vessels under construction	37,273,199	22,347,811
Vessels, net	603,065,011	613,832,973
Other receivables	42,572	--
Restricted cash	1,550,000	1,300,000
Deferred finance charges, net of accumulated amortization of $978,574 and $1,374,020	1,318,070	1,707,624
Total non current assets	643,248,852	639,188,408
Total assets	688,376,399	695,710,151

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	9,515,372	7,874,990
Trade accounts payable	4,761,389	6,453,807
Other accrued liabilities	5,433,594	4,749,162
Customer deposits	285,000	275,000
Deferred income	2,754,630	2,789,186
Other current liability	2,687,500	--
Current portion of long-term debt	34,831,548	33,166,887
Current portion of long-term debt associated with vessel held for sale	--	791,823
Total current liabilities	60,269,033	56,100,855

Non current liabilities
Fair value of derivatives	11,602,213	9,401,798
Long-term debt	310,254,401	317,109,471
Total non current liabilities	321,856,614	326,511,269
Total liabilities	382,125,647	382,612,124

Commitments and contingencies	--	--

Stockholders' equity
Capital stock	211,042	205,526
Additional paid-in capital	277,986,270	275,761,643
Retained earnings	28,508,349	37,058,140
Accumulated other comprehensive (loss)/income	(454,909)	72,718
Total stockholders' equity	306,250,752	313,098,027
Total liabilities and stockholders' equity	688,376,399	695,710,151

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	December 31,
	2010	2011

Cash flows from operating activities
Net income for the year	11,093,191	8,549,791

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	27,132,784	27,957,566
Unrealized exchange gain	(1,690,528)	(6,868)
Share based compensation	154,442	4,071
Change in fair value of derivatives	(15,993)	3,734,845
(Gain)/loss on sale of vessels, net	(960,696)	5,654,178

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(601,406)	910,922
Claims receivable	(580,579)	(715,934)
Inventories	306,827	(576,016)
Advances and prepayments	(151,256)	148,503
Increase/(decrease) in
Payable to related party	2,205,275	(1,640,382)
Trade accounts payable	537,841	1,692,418
Other accrued liabilities	(661,728)	(684,432)
Other current liability	(8,062,500)	(2,687,500)
Deferred income	(889,333)	34,556
Net cash provided by operating activities	27,816,341	42,375,718

Cash flows from investing activities
Insurance proceeds	678,036	595,926
Advances paid for vessels under construction and acquisitions of vessels	(70,855,294)	(54,981,190)
Proceeds from sale of vessels, net	37,100,890	25,001,033
Decrease in restricted cash account	--	250,000
Increase in restricted cash account	(96,010)	(459,165)
Net cash used in investing activities	(33,172,378)	(29,593,396)

Cash flows from financing activities
Stock repurchase	(6,280,327)	(2,234,214)
Deferred finance charges	(360,000)	(785,000)
Customer deposits received	285,000	275,000
Customer deposits paid	(3,522,287)	(285,000)
Loan repayment	(45,736,121)	(43,417,768)
Proceeds from long-term debt	45,000,000	49,400,000
Net cash (used in)/provided by financing activities	(10,613,735)	2,953,018

Effect of exchange rate changes on cash	1,690,528	6,868

Net increase in cash and cash equivalents	(14,279,244)	15,742,208
Cash and cash equivalents at beginning of year	44,076,339	29,797,095
Cash and cash equivalents at end of year	29,797,095	45,539,303

Fleet Profile and Fleet Deployment:

The table below shows the Company's fleet development and deployment as of today:

LPG Carrier Fleet

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration (1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	May-12
Gas Husky	7,500	F.P.	2011	Jan-12	Bareboat	Jan-17
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Mar-12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun-13
Gas Marathon	6,572	F.P.	1995	Nov-05	Time Charter	Dec-12
Gas Moxie	6,526	F.P.	1992	May-05	Spot	--
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	May-12
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Mar-12
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-13
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Mar-12
Catterick	5,001	F.P.	1995	Nov-05	Time Charter	Jan-14
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-13
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Jul-12
Gas Kalogeros (2)	5,000	F.P.	2007	Jul-07	Spot	--
Gas Defiance	5,000	F.P.	2008	Jul-08	Time Charter	Jan-13
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-12
Gas Elixir	5,000	F.P.	2011	Feb-11	Time Charter	Dec-12
Gas Cerberus	5,000	F.P.	2011	Apr-11	Time Charter	Jul-12
Gas Myth	5,000	F.P.	2011	Sep-11	Time Charter	Nov-14
Gas Sincerity	4,123	F.P.	2000	Nov-05	Bareboat	Aug-14
Gas Spirit	4,112	F.P.	2001	Dec-05	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Dec-05	Bareboat	Jan-14
Gas Kaizen	4,109	S.R.	1991	Nov-04	Spot	--
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-12
Gas Astrid	3,500	F.P.	2009	Apr-09	Bareboat	Apr-14
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Oct-12
Gas Sikousis	3,500	F.P.	2006	Aug-07	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	Jun-09	Bareboat	Jun-14
Gas Arctic	3,434	S.R.	1992	Apr-05	Time Charter	Jan-13
Gas Ice	3,434	S.R.	1991	Apr-05	Time Charter	Jan-13
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Jan-15
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Apr-12
FLEET TOTAL:	159,268
33 VESSELS	Cbm
Additional Vessels (with expected delivery date)
Gas Esco	7,500	F.P.	2012	May-12
TOTAL LPG CARRIER FLEET:	166,768
34 VESSELS	cbm

Tanker Fleet

Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Bareboat	Jun-12
Spike	115,804	Aframax Oil Tanker	2010	Jul-10	Bareboat	Jul-15
TOTAL
TANKER FLEET:	255,804 dwt
4 VESSELS
  F.P.: Fully-Pressurized
  S.R.: Semi-Refrigerated
  M.R.: Medium Range

(1) Earliest date charters could expire.

(2) We have agreed to sell this vessel with expected delivery in May 2012

CONTACT: Konstantinos Sistovaris
         Chief Financial Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: sistovaris@stealthgas.com